Exhibit 99.1

EHang Responds to Deceptive Wolfpack Research Report

GUANGZHOU, China, Feb. 16, 2021 (GLOBE NEWSWIRE) — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today issued the following response to the allegations raised in a report by Wolfpack Research dated February 16, 2021. The Company strongly believes that the report contains numerous errors, unsubstantiated statements, and misinterpretation of information.

The Company will consider any necessary and appropriate course of action to protect the interest of the Company and all of its shareholders. EHang is committed to maintaining the highest standards of corporate governance, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the United States Securities and Exchange Commission and the Nasdaq Stock Market.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

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